Filed Pursuant to Rule 424(b)(3)

Registration No. 333-275229

PROSPECTUS SUPPLEMENT

(to Prospectus dated November 7, 2023)

Portage Biotech Inc.

481,581 Ordinary Shares underlying Warrants

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated November 7, 2023 (the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-275229), as amended most recently by the post-effective amendment filed on August 23, 2024, with the information contained in our current report on Form 6-K, furnished to the Securities and Exchange Commission on September 25, 2025 (the “September 25, 2025 Form 6-K”). Accordingly, we have attached the September 25, 2025 Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus, and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Ordinary Shares are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “PRTG”. On September 25, 2025, the closing sale price of our Ordinary Shares as reported on Nasdaq was $6.25.

_______________________

Investing in the securities offered in the Prospectus involves a high degree of risk. Before making any investment in these securities, you should consider carefully the risks and uncertainties in the section entitled “Risk Factors” beginning on page 9 of the Prospectus, and in the other documents that are incorporated by reference into the Prospectus.

Neither the Securities and Exchange Commission nor any state or non-U.S. regulatory body has approved or disapproved of the securities offered in the Prospectus or passed upon the accuracy or adequacy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

_______________________

The date of this prospectus supplement is September 25, 2025

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2025

Commission File Number: 001-40086

AlphaTON Capital Corp

(Translation of registrant's name into English)

Clarence Thomas Building, P.O. Box 4649, Road Town, Tortola, British Virgin Islands, VG1110

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]	Form 40-F [ ]

INCORPORATION BY REFERENCE

This report on Form 6-K (including any exhibits attached hereto) shall be deemed to be incorporated by reference into the registration statements on Form S-8 (File No. 333-275842 and 333-289199) and Form F-3, as amended (File No. 333-286961) of AlphaTON Capital Corp (including any prospectuses forming a part of each such registration statement) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

On September 25, 2025, AlphaTON Capital Corp (the “Company”) issued a press release announcing the closing of the private placement. A copy of the press release is attached hereto as Exhibit 99.1.

EXHIBITS

Exhibit No.	Description

99.1	Press Release, dated September 25, 2025

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 25, 2025

ALPHATON CAPITAL CORP

By:	/s/ Andrea Park
Andrea Park
Chief Financial Officer

Exhibit 99.1

AlphaTON Capital Corp Successfully Closes $71 million Financing and Completes Initial TON Token Acquisition

Company Establishes Strong Balance Sheet Foundation with TON Treasury Position to Drive Telegram Ecosystem Growth

DOVER, DE, September 25, 2025 – AlphaTON Capital Corp ("AlphaTON Capital" or the "Company") (Nasdaq: ATON), a specialized digital asset treasury company focused on the Telegram ecosystem, today announced the successful closing of its previously announced financings and the completion of its initial TON token acquisition, establishing a robust treasury foundation and high-profile relationships to execute its growth strategy.

The Company successfully closed its private placement of approximately 6.32 million ordinary shares (or pre-funded warrants in lieu thereof) at $5.73 per share (less $0.001 per pre-funded warrant), raising gross proceeds of approximately $36.2 million. Additionally, AlphaTON Capital closed a $35 million loan facility with BitGo Prime, LLC. From these financing transactions, the Company acquired its first significant treasury tranche of approximately $30 million of TON, establishing AlphaTON Capital as one of the largest global holders of TON and providing shareholders with significant exposure to Telegram's billion-user ecosystem.

The Company has strategic relationships with industry leaders from across the traditional finance and digital asset industries, including BitGo, Animoca Brands, Kraken, SkyBridge Capital, DWF Labs, DNA, Crypto.com, P2P, TwinStakes, and Alpha Sigma Capital.

Chardan acted as the exclusive placement agent for the private placement. Hogan Lovells US LLP served as legal advisor to the Company. Golenbock Eiseman Assor Bell & Peskoe LLP served as legal advisor to the Company. Forbes Hare LLP served as British Virgin Islands legal advisor to the Company. Lucosky Brookman LLP served as legal advisor to Chardan.

Building the Foundation for Ecosystem Leadership

"Today marks a pivotal moment in AlphaTON Capital's journey as we officially establish ourselves as a premier digital asset treasury company with substantial TON holdings," said Brittany Kaiser, Chief Executive Officer of AlphaTON Capital. "These successful financings and immediate deployment into TON demonstrate our unwavering commitment to the Telegram ecosystem and positions us to be a driving force in the next wave of decentralized application development. We're not just building a treasury; we're investing in the infrastructure that will empower billions of users to truly own their digital life. This is exactly the kind of transformational moment our shareholders invested in, and I'm thrilled to deliver on our promise to provide institutional-grade exposure to one of the most exciting opportunities in digital assets today."

The completion of these financings strengthens AlphaTON Capital's balance sheet and provides the capital foundation necessary to execute its comprehensive treasury strategy, which encompasses TON acquisition, network validation and staking operations, and strategic ecosystem development initiatives.

Strategic Position in High-Growth Market

Enzo Villani, Executive Chairman and Chief Investment Officer of AlphaTON Capital, commented: "Closing these financings and immediately deploying capital into TON positions AlphaTON Capital at the forefront of what we believe will be the most significant convergence of social media and blockchain technology in history. With the first tranche of our substantial TON treasury now established, we have the strategic foundation to participate meaningfully in network validation, earn yield through staking operations, and identify the most promising opportunities within Telegram's rapidly expanding mini app ecosystem. This is just the beginning; we're building a platform that will enable our shareholders to benefit from every layer of growth within the TON ecosystem, from infrastructure to applications to user adoption."

Strong Balance Sheet Enables Growth Strategy

The successful financings provide AlphaTON Capital with:

●	Substantial TON Holdings: First tranche of approximately $30 million in TON, establishing the Company as a significant stakeholder in the network, with the goal to build its treasury up to $100 million in TON in Q4 of calendar year 2025
●	Yield Generation Capabilities: Immediate ability to participate in network validation and staking operations for predictable revenue streams
●	Strategic Development Capital: Resources to identify, evaluate, and invest in promising TON-based applications and DeFi protocols
●	Operational Excellence: Capital to build best-in-class treasury management and ecosystem development capabilities

Market Opportunity and Ecosystem Growth

The TON blockchain's integration with Telegram's messaging platform creates unprecedented opportunities for mass adoption of decentralized applications. With over one billion monthly active users, Telegram provides a familiar interface for users to access financial services, gaming, and productivity tools without the traditional barriers to blockchain adoption. AlphaTON Capital's substantial TON position and strategic approach position the Company to capitalize on this massive addressable market.

The Company's treasury strategy focuses on three core components: building and managing a strategic TON reserve through direct acquisition and yield-generating activities; participating in network infrastructure through validation and staking operations; and identifying and developing high-potential projects within the Telegram mini app ecosystem.

Leadership Team Positioned for Success

Under the leadership of CEO Brittany Kaiser, a globally recognized expert in data rights and digital assets, Executive Chairman and CIO Enzo Villani, co-founder of Nasdaq Global Corporate Solutions, and Chief Business Development Officer Yury Mitin of RSV Capital, AlphaTON Capital combines deep expertise in blockchain technology, public markets, and ecosystem development. The Company's advisory network includes industry leaders Anthony Scaramucci (SkyBridge Capital), Michael Terpin (author of "The Bitcoin Supercycle"), and Jaime Rogozinski (founder of Wall Street Bets).

Next Steps and Future Outlook

With its initial treasury position established, AlphaTON Capital will focus on implementing its comprehensive growth strategy, including:

●	Launching network validation and staking operations to generate predictable yield
●	Identifying and evaluating strategic investment opportunities within the TON ecosystem
●	Building partnerships with leading developers and platforms in the Telegram mini app space
●	Providing regular updates to shareholders on treasury performance and ecosystem developments

The Company expects to provide additional updates on its operational progress and strategic initiatives in the coming weeks.

About AlphaTON Capital

AlphaTON Capital Corp. (Nasdaq: ATON) is a specialized digital asset treasury company focused on building and managing a strategic reserve of TON tokens and developing the Telegram ecosystem. Led by CEO Brittany Kaiser, Executive Chairman/CIO Enzo Villani, and CBDO Yury Mitin, the Company provides public market investors with institutional-grade exposure to the TON ecosystem and Telegram's billion-user platform while maintaining the governance standards and reporting transparency of a Nasdaq-listed company. AlphaTON Capital's comprehensive strategy encompasses direct token acquisition, network validation and staking operations, and strategic ecosystem investments to generate sustainable returns for shareholders.

AlphaTON Capital, through its legacy business, is also advancing potentially first-in-class therapies that target known checkpoint resistance pathways to potentially achieve durable treatment response and improve quality of life for patients. AlphaTON Capital actively engages in the drug development process and provides strategic counsel to guide development of novel immunotherapy assets and asset combinations.

Forward-Looking Statements

All statements in this press release, other than statements of historical facts, including without limitation, statements regarding the Company’s business strategy, plans and objectives of management for future operations and those statements preceded by, followed by or that otherwise include the words “believe,” “expects,” “anticipates,” “intends,” “estimates,” “will,” “may,” “plans,” “potential,” “continues,” or similar expressions or variations on such expressions are forward-looking statements. As a result, forward-looking statements are subject to certain risks and uncertainties, including, but not limited to: the risk that the Company may not secure additional financing or TON, the uncertainty of the Company’s investment in TON, the uncertainty around the Company’s legacy business, the operational strategy of the Company, the Company’s executive management team, risks from Telegram’s platform and ecosystem, the potential impact of markets and other general economic conditions, the Company’s failure to realize the anticipated benefits of the financing, the risk that the Company may not be able to repay the loan, the risks related to debt service obligations, the risk that the Company may violate a covenant that could trigger immediate repayment, the risk that the Company may be required to sell the collateral to repay the balance of the loan, the risks related to any specific restrictions on operations from its credit facility, the impact of indebtedness on the Company’s financial condition and other factors set forth in “Item 3 – Key Information-Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended March 31, 2025 and included in the Company’s Form 6-K filed with the Securities and Exchange Commission on September 3, 2025. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, undue reliance should not be placed on them as actual results may differ materially from these forward-looking statements. The forward-looking statements contained in this press release are made as of the date hereof, and the Company undertakes no obligation to update publicly or revise any forward-looking statements or information, except as required by law.

Contact Information

Investor Relations:
 AlphaTON Capital Corp
AlphaTON@icrinc.com
(203) 682-8200

Media Inquiries:
 Richard Laermer
RLM PR
AlphaTON@rlmpr.com
(212) 741-5106 X 216